Item 77D - Policies with respect to security investment
Credit Suisse Trust - International Equity Flex III Portfolio

On May 1, 2009, the investment strategy changed to a quantitative approach from an actively managed approach. Securities for the portfolio are selected through a quantitative portfolio management techniques approach which seeks to outperform the MSCI EAFE Index (the "Benchmark"). The Benchmark is designed to measure the performance of equities in developed markets outside of North America, which include Europe, Australasia (Australia & New Zealand) and the Far East. The portfolio generally will hold (i) long positions, either directly or through derivatives, in an amount up to approximately 130% of its net assets and
(ii) short positions, either directly or through derivatives, in an amount up to approximately 30% of its net assets.